June 17, 2025

Daniel Ramot
Chief Executive Officer
Via Transportation, Inc.
114 5th Ave, 17th Floor
New York, NY 10011

        Re: Via Transportation, Inc.
            Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 3, 2025
            CIK No. 0001603015
Dear Daniel Ramot:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1
Financial Statements
Consolidated Statements of Operations, page F-5

1. Please revise to separately present the amount of interest expense incurred for each reporting period. Refer to Rule 5-03(b)(8) of Regulation S-X. Consolidated Statements of Convertible Preferred Stock and Stockholders' Deficit, page F-7

2. Please consider clearly delineating your convertible preferred stock that is classified
       outside of stockholders    deficit from your stockholders    deficit by
using a black line
       separating these balances. Refer to 480-10-S99-1.
 June 17, 2025
Page 2

       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-5176 or Jan Woo at 202-551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Ryan J. Dzierniejko